Exhibit 99.9.1

SASOL LIMITED

BOARD CHARTER

[23 May 2020]

Approved_SLB 22 May 2020

1.              INTRODUCTION

1.1                   This Board Charter is subject to the provisions of the South African Companies Act, 71 of 2008, (the Companies Act), the Company’s Memorandum of Incorporation (MOI) and any other applicable law or regulatory provision. This charter does not replace or amend the MOI in any way whatsoever. References to the male gender are intended to equally reflect as references to the female gender.

2.              PURPOSE OF THE BOARD CHARTER

2.1                   The purpose of the Board Charter is to provide a concise overview of:

2.1.1                    the roles, responsibilities, functions and powers of the Sasol Limited Board (the Board), individual directors and the officials and executives of the Company;

2.1.2                    the powers delegated to various Board committees of the Company;

2.1.3                    relevant principles of the Company’s limits and delegations of authority and matters reserved for final decision-making or pre-approval by the Board; and

2.1.4                    the policies and practices of the Board in respect of matters such as corporate governance, trading by directors in the securities of the Company, declarations and conflicts of interest, Board meeting documentation and procedures, composition of the Board and the nomination, appointment, induction, training and evaluation of directors and members of Board committees.

3                 THE BOARD, OTHER ORGANS OF THE COMPANY AND COMPANY OFFICIALS

3.1                         The Shareholders

3.1.1                    Matters reserved for decision-making by the shareholders of the Company are set out in the MOI(1)  and the Companies Act.

3.1.2                    A matter reserved for decision-making by the shareholders is considered by the Board before it is recommended to the shareholders for decision-making. The Board will, where appropriate, provide the shareholders with its recommendation and the relevant material information in respect of resolutions proposed for shareholder approval.

3.1.3                    It is the policy of the Company to accurately disclose company information to shareholders and potential investors in such a way that the shareholders are apprised of all material aspects of the business of the Company and its direct and indirect subsidiaries (Group companies).

(1)  See attachment 9 for a copy of the MOI adopted by shareholders on 30 November 2012 and as amended by subsequent special resolutions

3.1.4                    Directors and executive management are expected to attend shareholders’ meetings. The Chairmen of all Board committees are expected to be available at the Company’s annual general meeting to respond to relevant questions or queries.

3.1.5                     Proceedings at meetings of shareholders are governed by the provisions of the Companies Act and the MOI.

3.2                   The Board

3.2.2                     General powers of the Board

3.2.2.1                       The role, function and powers of the Board, its members and its committees as well as its relationship vis-à-vis other organs of the Company and its direct and indirect subsidiaries and joint ventures are determined by law, the MOI of the Company, agreements such as shareholders’ agreements (where relevant), corporate governance best practices and decisions and policies of the Board.

3.2.2.2                       The Board is responsible for steering the Company and setting its strategic direction(2). In managing or directing the affairs of the Company the Board has authority to exercise all of the powers and perform any of the functions of the Company except to the extent that the Companies Act or MOI provide otherwise(3).

3.2.2.3                       The Board accordingly has the power to make any decision in respect of the Company which has not been specifically reserved for decision-making by the shareholders. This power includes the power to exercise the rights as direct or indirect shareholder of Group companies.

3.2.2.4                       The Board exercises its powers responsibly:

a.              in the best interests of the Company with due regard to the interest of stakeholders of the Company; and

b.              in compliance with the requirements of applicable laws and adopted, non-binding rules, codes and standards, and the listings requirements of the stock exchanges on which the securities of the Company are listed, principles of sound corporate governance and Board policies and procedures.

3.2.3                    The role, functions and responsibilities of the Board

3.2.3.1                       Within the powers conferred upon the Board by the MOI and the Companies Act, the Board has determined its main function and responsibility as being to add significant value to the Company by:

(2)  King IV Report on Corporate Governance for South Africa 2016 (King IV)

(3)  Section 66 Companies Act and paragraph 26.1 of the MOI

a.              Retaining full and effective control over the Company and providing effective and ethical leadership in the best interest of the Company;

b.              Informing and setting the strategic direction of the Company and ensuring that strategy, risk, compliance performance and sustainability considerations are effectively integrated and appropriately balanced;

c.               Determining and setting the tone of the Company values including principles of ethical business practice, human rights considerations and the requirements of being a responsible corporate citizen, which includes assessing and responsibly responding to the negative consequences of the Company’s activities and outputs on the triple context(4) in which it operates and the capitals(5) to which it applies;

d.              Bringing independent, informed and effective judgment to bear on material decisions of the Company and Group companies including material Company and group policies, the group framework of delegated authorities, appointment and removal of the President and Chief Executive Officer (CEO(6)), approval of the appointment or removal of Group Executive Committee members, capital expenditure, material transactions and Company and consolidated group budgets;

e.               Satisfying itself that the Company and Group companies are governed effectively in accordance with corporate governance best practices, appropriate and relevant non-binding industry rules, codes and standards and internal control systems to:

e.1            maximise returns sustainably;

e.2            safeguard the people, assets and reputation of the group; and

e.3            ensure an effective control environment and compliance with applicable laws, adopted, non-binding rules, codes and standards and regulations;

f.                Monitoring and implementation by Group companies, Board committees and executive management of the Board’s strategies, decisions, values and policies with a structured approach to governance, compliance, integrated reporting, risk management and combined assurance;

g.               Ensuring that the Company has duly constituted, and effective Board committees as required by the Companies Act, MOI and

(4)  Defined in King IV as “the combined context of the economy, society and environment in which the Company operates”

(5)  Defined in King IV as “the stocks of value on which all organisations depend for their success as inputs to their business model, and which are increased, decreased or transformed through the organisation’s business activities and outputs”

(6) President and Chief Executive Officer appointed with effect from 1 November 2019. See para 3.5 recommended by best corporate governance practice that the Company chooses to apply;

h.              Ensuring that there is an effective risk based internal audit;

i.                  Governing the disclosure control processes of the Company including ensuring the integrity of the Company’s integrated report(7)  and reporting on the effectiveness of the Company’s system of internal controls;

j.                 Ensuring that disputes are resolved as effectively, efficiently and expeditiously as possible; and

k.              Monitoring of the relationship between the Company and its stakeholders.

3.2.4                    Matters reserved for decision-making by the Board

3.2.4.1                       Without derogating in any way from the general powers of the Board(8), the Board from time to time determines, in terms of the governance framework and delegated authorities, which matters are:

a.              reserved for final decision-making by the Board or Board committees; or

b.              require the Board’s or Board committees’ consent before a final decision is made.

3.2.4.2                       With effect from 1 November 2019, the Board delegated authority, not expressly reserved for the Board, to the CEO(9), who shall liable and accountable to the Board, and obliged to report all material matters to the Board.

3.2.5                     Composition of the Board, diversity policy, appointment, rotation and independence

3.2.5.1                       The Board comprises a balance of executive and non-executive directors, with a majority of non-executive directors. A majority of the non-executive directors are independent. The Board should at all times be suitably constituted and do everything necessary to appropriately fulfill its role and responsibilities.

3.2.5.2                       The Board may determine the number of directors on the Board at any time, subject to the proviso that the Board may comprise a maximum of sixteen (16) directors and a minimum of ten (10)

(7)  King IV defines integrated reporting as “a process founded on integrated thinking that results in a periodic integrated report by an organisation about value creation over time.  It includes related communications regarding aspects of value creation.  An integrated report could be a standalone report which connects the more detailed information I other reports.”

(8)  See 3.2.2 above and par 26.1 of the MOI

(9)  President and Chief Executive Officer appointed with effect from 1 November 2019. See para 3.5 directors. A maximum of five (5) salaried employees of the Company may simultaneously hold the office of director(10).

3.2.5.3                       The directors may elect a Chairman, Deputy Chairman and/ or Lead Independent Director and determine the period for which they are to hold office(11). In addition, the Board must appoint a Chief Executive Officer and an executive financial director(12).

3.2.5.4                       The Board is empowered to fill vacancies on the Board(13).

3.2.5.5                       Only individuals with sound ethical reputations and business or professional acumen and who have sufficient time to effectively fulfill their role as Board member, will be considered for appointment to the Board. In order to determine whether a director is over committed the following criteria, amongst others, will be considered:

a.              If the director is not an executive office holder of any public company, he may hold the chairmanship of the Company as well as that of two other public listed companies.

b.              Non-executive directors of the Company should not hold more than five (5) directorships of public listed companies.

c.               If the director is an executive office holder (including an executive director) of a public company, he cannot hold any other directorships of a public listed company.

3.5.5.6                       Should the Nomination and Governance Committee be of the view that a director is over committed, the Chairman will meet with that director to discuss the resolution of the matter to the satisfaction of the Committee.

3.5.5.7                       Individuals with material enduring conflicts of interest with the Company or any Group company that cannot be reasonably managed by the normal methods of declaration of interests and temporary recusal from meetings will not be considered for appointment.

3.5.5.8                       The Board recognises and embraces the benefits of having a diverse Board, appreciates that diversity at Board level is an essential component for sustaining a competitive advantage and is committed to ensuring a diverse and inclusive culture at Board level where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment are not tolerated.

3.5.5.9                       Race, age and gender diversity, underpinned by the relevant skills as well as business, geographic and academic experience and

(10)  See par 22.1 of the MOI

(11)  See par 29.4 of the MOI

(12)  See par 26.3 of the MOI

(13)  See par 22.4 of the MOI

background, enhance the composition of a truly diverse Board. All facets of diversity will be considered in determining the optimal composition of the Board. All Board appointments are made on merit, having due regard for the benefits of diversity, including race, age, gender, skills and experience, to enable the Board to be effective in the exercise of its responsibilities.

3.5.5.10                Directors are appointed through a formal process and the Nomination and Governance Committee assists with the process of identifying suitable candidates to be proposed to the Board and shareholders.  The Nomination and Governance Committee also assists with the review of Board effectiveness, which includes, amongst others, its composition.

a.              The Board composition should reflect:

(i)                 a majority of independent non-executive directors;

(ii)              racial and gender diversity; and

(iii)           diversity in respect of the relevant business, geographic and academic backgrounds.

b.              In reviewing independence, the Nomination and Governance Committee considers the listings requirements of the Johannesburg Stock Exchange (JSE) and New York Stock Exchange (NYSE) as well as the Companies Act and King IV.  In particular King IV provides that a director can be determined to be independent if, when judged from the perspective of a reasonable and informed third party, that the director has no interest, position, association or relationship which is likely to unduly influence or cause bias in decision-making in the best interests of the Company. In addition to the indicators to be considered to determine independence; friendships, and long-standing relationships, will also be considered to determine whether it may unduly influence the independence of a director.

c.               In reviewing Board composition, the Nomination and Governance Committee will consider the benefits of all aspects of diversity in order to enable the Board to discharge its duties and responsibilities effectively.

d.              In identifying suitable candidates for appointment to the Board, the Nomination and Governance Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity on the Board.

e.               As part of the performance evaluation of the effectiveness of the Board, its committees and individual directors, the Nomination and Governance Committee will consider the balance of diversity requirements and representation on the Board, including gender and other factors relevant to its effectiveness.

3.5.5.11                The Nomination and Governance Committee will annually review and agree measurable objectives for achieving diversity on the Board that are appropriate for the Company and recommend such objectives to the Board for adoption.  Progress against these objectives will be disclosed in the annual corporate governance report.

3.5.5.12                Directors appointed by the Board, retire as directors at the first subsequent annual general meeting unless elected at such shareholder meeting(14). At least one third of incumbent directors retire by rotation at each annual general meeting and is eligible for re-election, unless shareholders have nominated additional candidates for election. A director that has held office for a period of five (5) years since his last election, which election took place prior to 25 November 2016, or if he has held office for a period of nine (9) years since his first election, which election took place on or after 25 November 2016, shall retire at the annual general meeting if not included as one of the directors to retire by rotation. Retiring directors may be re-elected provided they are eligible(15). The Board may nominate a director who served for nine (9) years for re-election for additional periods of one year at a time, but no such director’s term of office shall exceed twelve (12) years.

3.5.5.13                There is no age restriction and directors are allowed to serve irrespective of their age.

3.5.5.14                Executive directors retire as members of management at the age of sixty (60), unless the Board agrees to a later retirement age in the interests of the Company. Such extensions will only be agreed to in very exceptional circumstances and will not be for long periods of time.

3.5.5.15                This Board Charter is considered to be an integral part of the conditions of appointment of all directors. Future letters of appointment should attach the Board Charter and specifically incorporate it by reference.

3.2.6                    Board committees

3.2.6.1                       In terms of the MOI(16) the Board is empowered to appoint Board committees and to delegate powers to such committees. The Board delegates certain functions to well-structured committees but without abdicating its own responsibilities.

3.2.6.2                       Delegation is formal and involves the following:

(14)  See par 22.4.1 of the MOI

(15)  See par 22.2 of the MOI for greater clarity on director rotation

(16)  See par 27.1 of the MOI

a.              formal Terms of Reference are established and approved for each committee of the Board;

b.              the committees’ Terms of Reference are reviewed once a year;

c.               the committees are appropriately constituted with due regard to the skills required by each committee;

d.              the Board establishes a framework for the delegation of authority to management;

e.               the Board notes reports from and/or minutes of the meetings of each committee of the Board; and

f.                the Board monitors the activities of committees and individuals with delegated authority.

3.2.6.3                       The Board has the following committees:

a.              Audit Committee

b.              Remuneration Committee

c.               Nomination and Governance Committee

d.              Safety, Social and Ethics Committee

e.               Capital Investment Committee

f.                Digital, IM and Hedging Committee

3.2.6.4                       Refer to attachments 1 - 6 for the terms of reference of these committees.

3.3                   Board meetings and documentation

3.3.1                     Frequency

The Board must hold a sufficient number of meetings to discharge all its duties as set out in this Charter. The Board meets quarterly and at such additional ad hoc times as may be required.

3.3.2                     Agenda, meeting papers and minutes

3.3.2.1                       The Board must establish an annual work plan for each year to ensure that all relevant matters are covered by the agendas of the meetings planned for the year.

3.3.2.2                       A detailed agenda, together with supporting documentation must be circulated approximately five (5) business days prior to each meeting to the members of the Board and other invitees. The Chairman, with the assistance of the Company Secretary, must ensure that the agenda, as prepared, raises all relevant issues requiring attention in such a way and sequence that effective proceedings are facilitated.

3.3.2.3                       The Nomination and Governance Committee shall annually consider whether the format and content of standard Board reports and submissions are appropriate and recommend to the Board such changes to Board reports or submissions as would improve the Board’s efficiency.

3.3.2.4                       All meeting papers and submissions made at the Board meeting are strictly confidential and directors must under no circumstances circulate them to any other parties. Directors are expected to manage their security passwords providing electronic access to their meeting packs with due care and vigilance. All hard copies of meeting papers and Board submissions must be left in the Boardroom on conclusion of the meeting. A record of Board submissions shall be maintained and held by the Company Secretary in line with the retention policy. Directors may arrange with the Company Secretary to obtain access to records of Board documentation and minutes if required by them in the course of discharging their duties as directors of the Company.

3.3.2.5                       The minutes must be completed as soon as possible after the meeting and circulated to the Chairman of the Board for review thereof.

3.3.3                     Attendance

3.3.3.1                       Board members will use their best endeavours to attend all meetings of the Board, including meetings called on an ad hoc  basis for special matters, unless prior apology with reasons have been submitted to the Chairman or Company Secretary.  Board members must be fully prepared for Board meetings to be able to provide appropriate and constructive input on matters for discussion. They are expected to participate fully, frankly, and constructively in Board discussions and to bring the benefit of their particular knowledge, experience, skills and abilities to bear in discharging their duties as directors.

3.3.3.2                       The Chairman may at his or her discretion authorise the use of audio or video conferencing facilities to make participation in a Board meeting possible should attendance in person not be possible.

3.3.3.3                       If the nominated Chairman of the Board is absent from a meeting, the Lead Independent Director will act as Chairman.

3.3.3.4                       Executive management, assurance providers and advisors may be in attendance at meetings, but by invitation only and they may not vote.

3.3.4                     Quorum

A representative quorum for meetings is five (5) directors of which not less than three (3) directors shall be non-executive.(17)

3.3.5                     Written Resolutions

3.3.5.1                       It is the policy of the Board to limit the use of written resolutions to instances where the resolution is a mere formality or where the matter requiring decision by written resolution is of such an urgent nature that it cannot be deferred until the next Board meeting. The Chairman, with the assistance of the Company Secretary, should consider in respect of each written resolution whether an urgent extra-ordinary Board meeting would be a more appropriate decision-making procedure than a written resolution. Each member of the Board who is able to receive notice must receive notice of the matter to be decided by written resolution.

3.3.5.2                       Decisions taken by written resolution other than at a meeting are valid decisions of the Board if signed by a majority of directors(18).

3.4                   The Chairman

3.4.1                     The Chairman is elected by members of the Board(19) and should be a non-executive director of the Board with no executive or management responsibilities. The Chairman provides leadership at Board level, represents the Board to the shareholders and is responsible for ensuring the integrity and effectiveness of the Board and its committees. The Chairman is also the Chairman of the meetings of shareholders.

3.4.2                     To this end the Chairman is required to:

3.4.2.1                       Set the ethical tone for the Board and the Company;

3.4.2.2                       Provide overall leadership to the Board without limiting the principle of collective responsibility for Board decisions, while at the same time being aware of the individual duties of Board members;

3.4.2.3                       Oversee the formal succession plan for the Board, the CEO and certain executive management appointments, such as the Chief Financial Officer;

3.4.2.4                       Maintain regular dialogue with the CEO in respect of all material matters affecting the Company and the group and to consult with the other Board members promptly when considered appropriate;

3.4.2.5                       Identify and participate in selecting Board members (via the Nomination and Governance Committee);

(17)  See par 29.3.1 of the MOI

(18)  See par 29.5.6 of the MOI

(19)  See par 29.4.1 of the MOI

3.4.2.6                       Formulate, in consultation with the CEO and Company Secretary, the yearly work plan for the Board against agreed objectives, and play an active part in setting the agenda for Board meetings - ensure that material matters in respect of the business or governance of the Company or group that he is aware of, are tabled at Board meetings;

3.4.2.7                       Preside over Board meetings and ensure that material issues for consideration are tabled and interrogated effectively to ensure optimal Board decision-making and governance, manage conflicts of interest and act as a link between the Board and management, particularly the Board and the CEO;

3.4.2.8                       Ensure that directors play a full and constructive role in the affairs of the Company and take a leading role in the process for removing non-performing or unsuitable directors from the Board;

3.4.2.9                       Monitor how the Board works together and how individual directors perform and interact at meetings and ensure that a formal performance evaluation of the Board, Board committees and individual directors is conducted at least every two years and that every alternate year, an opportunity is provided for reflection and discussion by the Board of its performance and that of its committees, its chair and its members as a whole;

3.4.2.10                Ensure that all directors are appropriately made aware of their responsibilities through a tailored induction programme, and ensuring that a formal programme of continual professional education is adopted at Board level;

3.4.2.11                Be accessible to the CEO between Board meetings to provide counsel and advice;

3.4.2.12                In consultation with the Remuneration Committee and the Board determine the performance objectives of the CEO and his performance against the objectives;

3.4.2.13                Ensure that good relations are maintained with the Company’s major shareholders and strategic stakeholders, and preside over shareholders’ meetings; and

3.4.2.14                Attend to administrative approvals in respect of the CEO.

3.3.3                     The Chairman:

3.3.3.1                       may be a member of, but not chair the Remuneration Committee;

3.3.3.2                       must be a member of, and chair the Nomination and Governance Committee;

3.3.3.3                       may be a member of, but not chair the Safety, Social and Ethics Committee; and

3.3.3.4                       may not be a member of the Audit Committee.

3.3.4                    The Chairman’s ability to add value to the Company, and the Chairman’s actual performance against criteria developed from his/her formalised role and functions should form part of an evaluation by the Board led by the Lead Independent Director or another independent non-executive director appointed by the Board at least every two years. The evaluation should take into account other external chairmanships to determine whether the Chairman has the capacity to discharge his duties to the Company.

3.5                   Deputy Chairman and Lead Independent Director

3.5.1                     The Board may appoint a Deputy Chairman and / or Lead Independent Director to assist the Chairman in the execution of his duties and such other functions as the Board may wish to delegate to the Deputy Chairman or Lead Independent Director.

3.5.2                     Where the Chairman is absent or unable to perform his duties or where the independence of the Chairman is questionable or impaired, the Lead Independent Director must serve in this capacity for as long as the circumstances that caused the Chairman’s absence, inability or conflict exists.

3.5.3                     The Lead Independent Director is appointed to:

3.5.3.1                       Assist the Board to deal with management of any actual or perceived conflicts of interest that arise on the part of the Chairman;

3.5.3.2                       Preside at all meetings of the Board at which the Chairman is not present or where the Chairman is conflicted, including any sessions of the independent directors;

3.5.3.3                       Call meetings of the independent directors where necessary;

3.5.3.4                       Serve as principal liaison between the independent directors and the Chairman;

3.5.3.5                       Perform all such functions that cannot be performed by the Chairman due to his absence or the existence of a conflict of interest;

3.5.3.6                       Liaise with major shareholders if requested by the Board in circumstances or transactions in which the Chairman is conflicted; and

3.5.3.7                       Perform other duties that the Board may from time to time delegate.

3.6               The President and Chief Executive Officer

3.6.1                     With effect from 1 November 2019, the Board appointed a President and Chief Executive Officer.

3.6.2                     The CEO, who is the highest executive decision-making authority of the Company and the Sasol group, and is delegated with authority from, and accountable to the Board for the development and successful implementation of the group strategy and the overall management and performance of the Sasol group within the framework of its policies, reserved powers and routine reporting requirements, consistent with the primary aim of enhancing long-term shareholder value.

3.6.3                     The CEO is supported by the Group Executive Committee (GEC) which is accountable to him, and subject to the authority of the of the CEO.  The group’s Limits and Delegation of Authority Framework authorises any member of the GEC to sign and execute any documents required to implement a decision taken by the CEO, the GEC or the Board, unless specifically indicated otherwise by the CEO, the GEC or the Board respectively.

3.6.4                     The CEO:

3.6.4.1                       provides executive leadership;

3.6.4.2                       must inform the Board of any material matter, which may have a significant impact on the financial results or substantially impact the reputation of the group;

3.6.4.3                       may sub-delegate any of the powers delegated to him to the GEC, the Chief Financial Officer, Executive Director and any Executive Vice President or other committee, forum or individual within the group; and

3.6.4.4                       may exercise power and authority on, or sub-delegate, any matter necessary for the effective management and performance of the group, which is not specifically reserved for the Board or the Company’s shareholders.

3.6.5                     His role is formalised and his performance is evaluated against criteria developed for their roles.

3.6.6                     The CEO is accountable to the Board to, amongst other things:

3.6.6.1                       Agree and recommend for approval to the Board matters specified in the group limits and delegation of authority framework which amongst others relate to:

a.              The vision, mission, values, strategy, long term plans and policy of the Company;

b.              Annual budgets, group funding and financial management;

c.               Significant mergers, acquisitions, divestitures, plant closures and asset disposal as well as material capital expenditure/projects;

d.              Risk policy and profile; and

e.               Statutory, JSE and NYSE required reports;

3.6.6.2                       Recommend the appointment of members of the executive team (members of the GEC) and ensure proper succession planning and performance appraisals of members of the executive team;

3.6.6.3                       Develop and recommend to the Board the long-term strategy and vision of the Company and its quantified expression by way of critical short-term and long-term performance and sustainability targets;

3.6.6.4                       Develop and recommend to the Board the capital expenditure programme of the Company;

3.6.6.5                       Develop and recommend to the Board the annual business plans and budgets that support the Company’s long-term strategy and approach to sustainability;

3.6.6.6                       Ensure that the Company and Group companies have effective management teams and management structures;

3.6.6.7                       Ensure that appropriate Company and group policies are formulated and implemented;

3.6.6.8                       Monitor and report to the Nomination and Governance Committee and the Board on the effectiveness of legal compliance controls, processes, systems and resource capacity;

3.6.6.9                       Monitor the performance of the Company and the Group companies against agreed performance and sustainability targets and report appropriately to the Board about such performance;

3.6.6.10                Establish an organisational structure and operating model for the Company and the group to ensure effective execution of the strategy, sustainability, governance and control imperatives;

3.6.6.11                Set the tone in providing ethical leadership and creating an ethical environment;

3.6.6.12                Ensure that effective internal Company and group controls, legal compliance and governance measures are deployed;

3.6.6.13                Ensure adherence to the relevant industry best practices standards unless there are cogent reasons for not implementing such standards and best practices; and

3.6.6.14                Serve as chief spokespersons of the Company.

3.6.7                     The CEO is appointed by the Board on recommendation of the Nomination and Governance Committee. The duration of his appointment, terms of appointment and compensation are determined by the Board upon recommendation of the Remuneration Committee. The Board is accountable for ensuring, with the assistance of the Nomination and Governance Committee, that a succession plan is in place for the CEO and other members of the GEC.

3.6.8                     The CEO may not be a member of the Remuneration-, Audit- or Nomination and Governance Committees but may attend on invitation and should recuse himself when conflicts arise, particularly when his performance and remuneration are discussed.

3.7                   The rights and duties of individual directors

3.7.1                     The Board exercises its functions jointly and no director has any authority to severally perform any act on behalf of the Company or the business unless specifically authorised or requested by the Board or authorised nominees of the Board. Directors are jointly accountable for the decisions of the Board.

3.7.2                     Directors’ duties, standards of conduct and liabilities are captured in the Companies Act(20). Directors have a legal obligation to act in the best interest of the Company, to act with due care, diligence and skill in discharging their duties as directors, to declare and avoid conflicts of interest with the Company and the group and to account to the Company for any advantages gained in discharging their duties on behalf of the Company.

3.7.3                     Directors may at any time request a meeting with the Chairman and will individually meet with the Chairman on an annual basis to discuss the Board and committee matters. The Chairman will invite non-executive directors from time to time to indicate whether they have a need to meet as a group without him/her and/or the executive management.

3.7.4                     The Board is of the view that the interests of the Company are better served if the Board functions as a team rather than a fractious, uneasy coalition of executive, non-executive and independent factions.

3.7.5                     Directors have access to top management and the Company Secretary for advice about the governance of the Company, group and Board procedures and may after consultation with the Chairman, obtain such external advice as they may consider necessary to properly discharge their duties to the Company.

3.7.6                     The Nomination and Governance Committee is required to consider and approve the induction and training programme of directors.

(20)  See sections 76 and 77 Companies Act

3.8                   The Company Secretary

3.8.1                     The decision to appoint or remove the Company Secretary is a Board decision. The Board should be assisted by a competent, suitably qualified and experienced Company Secretary.

3.8.2                     The Company Secretary provides a central source of guidance and support to the Board and within the Company on matters of good governance and changes in legislation. The Board is aware of the duties of the Company Secretary and empowers him to fulfill those duties. As gatekeeper of good governance, the Company Secretary maintains an arm’s length relationship with the Board and its directors as far as is reasonably possible.

3.8.3                     The Company Secretary is not a director of the Company but has a direct channel of communication to the Chairman.

3.8.4                     The Company Secretary is accountable to the Board to:

3.8.4.1                       Ensure that Board procedures are followed and reviewed regularly;

3.8.4.2                       Ensure that the applicable rules and regulations for the conduct of the affairs of the Board are complied with;

3.8.4.3                       Maintain statutory records in accordance with legal requirements;

3.8.4.4                       Provide the Board as a whole, and individual Board members with detailed guidance as to how their responsibilities should be properly discharged in the best interest of the Company and on good governance;

3.8.4.5                       Keep abreast of, and inform the Board of current corporate governance thinking and practice;

3.8.4.6                       Assist the Nomination and Governance Committee with the appointment of directors;

3.8.4.7                       Advise the Nomination and Governance Committee on all legal and regulatory matters, including legal frameworks and processes;

3.8.4.8                       Advise the Nomination and Governance Committee with respect to all regulatory filing and public disclosure relating to the Company’s governance processes;

3.8.4.9                       Assist with director induction and training programmes;

3.8.4.10                Ensure that the Board Charter and the Terms of Reference of Board committees are kept up to date;

3.8.4.11                Prepare and circulate Board and Board committee papers;

3.8.4.12                Elicit responses, input, feedback for Board and Board committee meetings;

3.8.4.13                Assist in drafting annual Work Plans;

3.8.4.14                Ensure preparation and circulation of minutes of Board and committee meetings; and

3.8.4.15                Assist with the evaluation of the Board, committees and individual directors.

4.                                     GROUP COMPANIES

4.1                              The Company has several direct and indirect subsidiaries(21).

4.2                              As direct or indirect shareholder of these subsidiaries, the Company exercises its shareholder rights to ensure that the Company approves material decisions of its subsidiaries and that the group’s minimum requirements in respect of matters such as governance, internal controls, financial management, disclosure controls, risk management, legal compliance, safety, health and environmental management, internal audit, ethics management, human resource management, information management, stakeholder relationships and sustainability are complied with.

4.3                              Group functions design the systems, processes and capacity to ensure adherence by all Group companies in the group to minimum group requirements.

5.                                     DISCLOSURE AND CONFLICTS OF INTEREST

5.1                              In terms of the Companies Act(22) and the MOI(23) a director who has a personal financial interest in respect of a matter to be considered at a Board meeting, or knows that a related person has a personal financial interest in the matter:

5.1.1                    must disclose the general nature of the interest before the matter is considered;

5.1.2                    must disclose all material information known to the director to the meeting;

5.1.3                    may disclose observations and insights relating to the matter if requested by the other directors to do so; and

5.1.4                    may not be present at the meeting where the matter is discussed and may not participate in the consideration of the matter.

5.2                              A director may disclose any personal financial interest in advance by delivering to the Company Secretary a notice setting out the nature and extent of the financial interest to be used until changed or withdrawn.  A director who acquires a direct personal financial interest after an agreement or other matter has been approved

(21)  See attachment 7

(22)  Section 75 of the Companies Act

(23)  clause 28 of the MOI

by the Company, must promptly disclose the nature and extent of that interest to the Board.

5.3                              Failure to make disclosure of interest in compliance with the Companies Act will render decisions, transactions or agreements invalid, unless subsequently ratified by shareholders or a court.

5.4                              A director may disclose any personal financial interest in advance by delivering to the Company Secretary a notice setting out the nature and extent of the financial interest to be used until changed or withdrawn. The Company Secretary will submit all disclosures of interest to the Nomination and Governance Committee and the Board at the first subsequent meeting. The Nomination and Governance Committee is required to:

5.4.1                    Consider all declarations of interest;

5.4.2                    Report to the Board any conflicts of interest which require specific action by the Board;

5.4.3                    Recommend to the Board which directors should be categorised for governance purposes as executive directors, non-executive directors and independent non-executive directors.

5.5                              Enduring material conflicts of interest are regarded by the Board as incompatible with the fiduciary duties of directors. Directors are appointed on the express understanding and agreement that they may be removed by the Board if and when they develop an actual or prospective material, enduring conflict of interest with the Company or a Group company.

6                                        POLICY IN RESPECT OF CORPORATE GOVERNANCE AND RISK MANAGEMENT

6.1                              The Company complies with all applicable corporate governance legislation. It is also the policy of the Company to apply the principles of the King IV Report on Corporate Governance for South Africa 2016 to the extent that they advance effective business leadership. In addition, the Company’s corporate governance practices are reviewed frequently in view of changes to the Company and national and international developments in respect of corporate governance in order to proactively adapt the corporate governance practices of the Company should it be in the best interests of the Company to do so.

6.2                              The Board directly assumes responsibility for the governance of risk; it approves Sasol’s risk policy that gives effect to its set direction on risk, ensuring that Sasol’s strategy takes account of the risks and opportunities Sasol may be exposed to.  The Board also approves Sasol’s risk profile(24) and risk appetite and tolerance levels, ensuring that risks are managed within these levels and considers the risk environment from time to time, as deemed appropriate and based on materiality and changes in the external, transactional and internal environments.

(24)  Also referred to as the Sasol risk landscape

6.3                              To support the Board in ensuring effective risk management oversight, the Board Committees are responsible for ensuring the effective monitoring of risks, in compliance with Sasol’s Enterprise Risk Management Framework, risk policy and profile, within the ambit of each Committee’s scope.  In monitoring and providing oversight on Sasol’s risk, each committee will consider potential opportunities as appropriate.

7                                        DEALING IN THE SECURITIES OF THE COMPANY

7.1                              All directors of the Company and its major subsidiaries are required to adhere to the Company’s policy on dealing in the Company’s securities, which is designed to prevent insider trading in terms of the Financial Markets Act, 2012.(25)

7.2                              The Company Secretary should be notified of any dealing by a director in the securities of the Company. In terms of the JSE, NYSE and SEC requirements the Company is required to promptly announce all dealings in the securities of the Company.

8                                        PERFORMANCE EVALUATION: BOARD, BOARD COMMITTEES AND INDIVIDUAL DIRECTORS AND MEMBERS OF COMMITTEES

8.1                              A formal evaluation of the Board, its committees and individual directors, including the Chairman, must be performed, either externally facilitated or not in accordance with methodology approved by the Nomination and Governance Committee, at least every two years.  Every alternate year, opportunity is provided for reflection and discussion by the Board of its performance and that of its committees, its chair and its members as a whole.

8.2                              The Nomination and Governance Committee is responsible to review the effectiveness of the Board and Board committees and its individual members. For this purpose, the Nomination and Governance Committee adopts an appropriate methodology to perform the performance evaluations.

8.3                              The Lead Independent Director, or in the absence of a Lead Independent Director, an independent non-executive director appointed by the Board, shall ensure that the performance of the Chairman is evaluated and shall chair those portions of meetings at which the Chairman’s performance appraisal is discussed.

9                                        POLICY IN RESPECT OF BUSINESS RESCUE PROCEEDINGS OR OTHER TURNAROUND MECHANISMS

9.1                              The Board shall continuously monitor the solvency and liquidity of the Company and shall obtain adequate assurances from management about the solvency and liquidity of Group companies.

9.2                              As soon as the Company is financially distressed as defined in the Companies Act the Board shall consider business rescue proceedings or other turnaround mechanism and implement such steps as required by the Companies Act.

(25)  See Attachment 8

10                                 POLICY IN RESPECT OF DISPUTE RESOLUTION

10.1                       It is the policy of the Company to ensure that internal and external disputes are resolved as effectively and expeditiously as possible. To this end consideration shall be given in respect of each financial and reputational material dispute whether settlement, litigation, arbitration, mediation or other forms of alternative dispute resolution would be the most effective methodology to resolve a dispute in the best interests of the Company.

10.2                       The merits of claims against the Company or Group companies or allegations of misconduct or non-compliance against the Company or a Group company should be investigated thoroughly before a final decision is made to defend the claim or not to act in respect of an allegation of misconduct or non-compliance.

10.3                       If non-compliances are uncovered, consideration should be given to engage with the relevant authorities or, if relevant, to apply for leniency if it would be in the interest of the Company or a Group company.

10.4                       The validity and veracity of reasons for defending a claim against the Company or the Sasol group should be confirmed by written external legal advice before the commencement of formal legal proceedings to institute a legal action by way of formal legal proceedings.

10.5                       The authority to make decisions in respect of dispute resolution and to represent the Company or a Group company is governed by the delegations of authority as approved by the Board from time to time.

11                                 MEMORANDUM OF INCORPORATION

11.1                       This Board Charter is not intended to replace or amend the MOI in any way whatsoever. In the event of a conflict between the MOI and the Board Charter, the provisions of the MOI shall prevail. The Board Charter is also not intended to contain a comprehensive summary of the applicable legal principles. Board members requiring advice in respect of any matter referred to in this Charter should consult the Company Secretary in this regard.